BRUUSH ORAL CARE INC.

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

July 26, 2022

Tracey Houser, Kevin Kuhar, Dillon Hagius, Christopher Edwards

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed July 22, 2022
File No. 333-265969

Dear Ms. Houser:

By letter dated July 23, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Bruush Oral Care Inc. (the “Company,” “we,” “us” or “our”) with its comments to Amendment No. 2 to Registration Statement on Form F-1 filed on July 22, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form F-1

The Offering, page 5

1.	We note your disclosure that there are 3,615,116 shares of common stock outstanding prior to the offering. Please provide footnote disclosure that explains the transactions that occurred subsequent to your most recent balance sheet date that resulted in a decrease in the number of shares of common stock outstanding.

Response: In response to the Staff’s comment, we have added a footnote that states: “Subsequent to the fiscal year (nine months) ended October 31, 2021, 1,219,850 Class B shares (prior to the reverse split) were returned to treasury, all outstanding shares of our Class A shares and Class B shares were converted at a conversion ratio of 1:1 into shares of Common Stock and a subsequent reverse stock split of 3.86:1, effective July [●], 2022.”

Aneil Manhas Bruush Oral Care Inc. July 26, 2022 Page 2

2.	We note your disclosures on page F-22 regarding the shares of Class B common stock issued to the Senior Secured Promissory Noteholders and the April Senior Secured Promissory Noteholders. Please include footnote disclosure for the number of shares of common stock outstanding prior to and after this offering associated with these two transactions, along with any warrants issued or to be issued. Also tell us your consideration for including these shares in your capitalization and dilution tables.

Response: In response to the Staff’s comment, we have added a footnote that states: “In connection with the issuance of secured promissory notes in December 2021 and April 2022, the Company has committed to issue shares to the note holders based on final Unit pricing determined in the Company’s initial public offering. Since these shares will not be issued until subsequent the close of this initial public offering, they have not been included. Based on an assumed public offering price of $6.20 per Unit, the midpoint of the price range of the Units, the Company will issue 508,064 shares of Common Stock after closing this initial public offering.” For the same reason, these shares have not been included in the capitalization or dilution tables.

3.	Please expand your footnote disclosures to include the number of shares of common stock underlying the various financial instruments that are outstanding or will be outstanding and are excluded from the number of shares of common stock outstanding prior to and after the Offering.

Response: In response to the Staff’s comment, we have added the following to all areas detailing what is excluded form the number of shares issued and outstanding or will be issued and outstanding: “Shares issuable in connection with the secured promissory notes in December 2021 and April 2022.”

Aneil Manhas Bruush Oral Care Inc. July 26, 2022 Page 3

Capitalization, page 21

4.	We note your disclosure that the warrants issued as part of your intended offering are classified as financial liabilities in the chart. However, we do not see where you have included the warrants in the chart. As part of your revised disclosure, please include a description of how you estimated the fair value of the warrants as a footnote to the chart. Refer to comment 2 in our letter dated July 13, 2022, and your response letter dated July 15, 2022.

Response: In response to the Staff’s comment, the disclosure on the Warrants in the capitalization table has been amended and expanded to now read as follows: “The Warrants issued as part of this offering to Qualified and non-Qualified holders are classified as financial liabilities in the chart above and will be included in the warrant liability derivative line on the Company’s financial statements. The Warrants were valued using valuation techniques with the inputs to this calculation are determined as follows: (i) expected remaining life is determined using the information in the warrant terms:, (ii) fair value of the underlying stock is determined based on the mid-point of this Unit offering and a calculated allocation of the selling price to Common Stock; ,(iii) volatility is estimated based on market data and industry assessment; (iv), risk-free interest rate is determined based on central bank rates for a similar period to the expected remaining life; and (v) dividend yield is estimated using the Company’s past performance and future expectations.”

5.	Please expand your disclosures for the pro forma presentation to describe the components of the common stock amount, to explain what the increase to the Reserve balance is from, and to explain why accumulated deficit increased.

Response: In response to the Staff’s comment, the disclosure has been amended as noted in our response to comment 4. Accumulated deficit has been updated to not change as this increase was due to the allocation of offering expenses which should have been recorded in the Common Stock line. The change in reserves has also been updated as the estimated allocation to the warrants was mistakenly included in this line

Dilution, page 25s

6.	We note that you have reflected the historical net tangible book value per share amount as of October 31, 2021, as ($1.09) using the number of shares outstanding as of July 21, 2022. Please revise your calculation of the per share amount to reflect the number of shares outstanding as of October 31, 2021 on a post reverse stock split basis.

Response: In response to the Staff’s comment, we have amended the calculations to be based on the shares outstanding as of October 31, 2021 on a post reverse stock split basis.

Aneil Manhas Bruush Oral Care Inc. July 26, 2022 Page 4

7.	Please provide us with your calculation of your net tangible book value on a pro forma adjusted basis. In this regard, it would appear that a portion of the net proceeds should be allocated to the warrants and reflected as a financial liability rather than within equity.

Response: In response to the Staff’s comment, the calculations have been updated accordingly. Please see the [attached appendix] showing the calculation of tangible net worth.

8.	We note your disclosure regarding the decrease in the number of shares of Class B common stock as of July 21, 2022, as compared to the number of shares outstanding as of October 31, 2021. Please tell us why it is appropriate to reflect the decrease in number of shares of Class B common stock without reflecting the impact of this decrease to net tangible book value on a pro forma adjusted basis amount.

Response: In response to the Staff’s comment, we respectfully submit that the reduction in the number of shares was due to shares that were previously issued being returned to treasury. As such, the reduction in shares had no impact on assets or liabilities and thus did not impact tangible net worth.

Aneil Manhas Bruush Oral Care Inc. July 26, 2022 Page 5

9.	Please include a table comparing the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Include columns for the number and percent of shares purchased; amount and percent of total consideration; and the average price per share for existing shareholders versus new investors. Refer to Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the registration statement to include the requested table which provides for comparison of the public contribution under the proposed public offering and the effective cash cost to existing shareholders of common equity acquired by them in transactions since inception.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aneil Manhas Bruush Oral Care Inc. July 26, 2022 Page 6

Thank you for your assistance in reviewing this filing. Should you have any questions relating to any of the foregoing, please feel free to contact Lahdan S. Rahmati (tel: 732) 395-4496, email lrahmati@lucbro.com).

Very Truly Yours,

/s/ Aneil Manhas
Aneil Manhas
Chief Executive Officer
Bruush Oral Care Inc.

Aneil Manhas Bruush Oral Care Inc. July 26, 2022 Page 7

Appendix

	10/31/2021	Reverse Split	Adjustments from Offering	Pro Forma BS
ASSETS
Current
Cash	14,530	-	8,392,000	8,406,530
Accounts and other receivables	161,047	-	-	161,047
Inventory	774,117	-	-	774,117
Prepaid expenses and deposits	81,574	-	-	81,574
	1,031,268		8,392,000	9,423,268
Non-current
Intangible asset	11,466	-	-	11,466	(E)
Property and equipment	7,432	-	-	7,432
Total assets	1,050,166		8,392,000	9,442,166	(A)

Current
Accounts payable and accrued expenses	3,366,062	-	-	3,366,062
Loan payable	27,144	-	-	27,144
Deferred revenue	17,181	-	-	17,181
Warrant derivative	1,582,977	-	6,222,223	7,805,200
Total liabilities	4,993,364		6,222,223	11,215,587	(B)

SHAREHOLDERS’ EQUITY
Subscription received	-	-	-	-
Class A common shares	6,416,904	(6,416,904)	-	-
Class B common shares	6,860,005	(6,860,005)	-	-
Common Stock	-	13,276,909	7,014,777	20,291,686
Reserves	400,936	-	-	400,936
Accumulated deficit	(17,621,043)	-	-	(17,621,043)
Total shareholders’ (deficiency) equity	(3,943,198)	-	7,014,777	3,071,579	(C)
Total liabilities and shareholders’ deficiency	1,050,166	-	13,237,000	14,287,166	(D) = (B)+(C)
Check	-	-	4,845,000	4,845,000	(1) = (D)-(A)

Tangible Net worth	(3,954,664)			(1,784,887	)(F) = (A)-(E)-(B)

(1) - Difference is the repayment of debt which did not exist as of 10/31/2021